FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 12, 2016;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2016; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2016.

May  12, 2016

For immediate release

QUEBECOR INC. ANNOUNCES 29% INCREASE IN QUARTERLY DIVIDEND

AND REPORTS CONSOLIDATED RESULTS FOR Q1 2016

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the first quarter of 2016 and announced a 29% increase in its quarterly dividend. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

Highlights

First quarter 2016

➢	Revenues: $975.4 million, up $46.4 million (5.0%).

➢	Adjusted operating income:[1] $354.7 million, up $15.5 million (4.6%).

➢	Net income attributable to shareholders: $69.9 million ($0.57 per basic share) in the first quarter of 2016 compared with $29.4 million ($0.24 per basic share) in the same period of 2015, an increase of $40.5 million ($0.33 per basic share).

➢	Adjusted income from continuing operating activities:[2] $67.7 million ($0.55 per basic share) in the first quarter of 2016, compared with $41.4 million ($0.34 per basic share) in the same period of 2015, an increase of $26.3 million ($0.21 per basic share) or 63.5%.

➢	Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) increased 29% from $0.035 to $0.045 per share.

➢	Telecommunications segment revenues increased by $38.2 million (5.2%) and its adjusted operating income by $15.1 million (4.4%) in the first quarter of 2016.

➢	Revenues of Videotron Ltd. (“Videotron”) increased significantly in the first quarter of 2016 compared with the same period of 2015, led by mobile telephony ($27.0 million or 30.2%), Internet access ($18.1 million or 8.1%), business solutions ($9.0 million or 54.2%) and the Club illico over-the-top video service (“Club illico”) ($2.3 million or 42.6%).

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) increased by $9.41 (7.1%) from $131.96 in the first quarter of 2015 to $141.37 in the first quarter of 2016.

➢	Net increase of 17,800 revenue-generating units[4] (0.3%) in the first quarter of 2016, including 27,100 connections to the mobile telephony service, 9,900 subscriptions to the cable Internet access service and 7,700 memberships in Club illico.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Average monthly revenue per user” under “Definitions.”
[4]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

“All of our segments posted higher revenues in the first quarter of 2016,” noted Pierre Dion, President and CEO of Quebecor. “The significant growth in our business volume was driven by the success of Videotron’s service offerings, the diversification of the Media segment’s revenue streams and development of the concert management and production business. Quebecor’s adjusted operating income increased by $15.5 million (4.6%), propelled once again by the excellent performance of the Telecommunications segment. We are confident that the opportunities created by the long-term evolution of the wireless industry will enable us to maintain sustained growth in our mobile telephony services.”

“Videotron’s high-growth-potential products and services, particularly mobile telephony, Internet access, business solutions and Club illico, contributed to its higher numbers again,” commented Manon Brouillette, President and CEO of Videotron. “Videotron increased its revenue-generating units by 158,100 (2.9%) during the 12-month period ended March 31, 2016, including an increase of 133,600 (20.2%) connections to the mobile telephony service. The net increase of 27,100 connections in the first quarter of 2016 was more than that of any of the incumbent operators in Canada. The mobile telephony service’s ARPU was $49.66 in the first quarter of 2016, a 7.9% year-over-year increase. Finally, our Business Solutions segment continued making a positive contribution to our results with a 24.1% increase in revenues over the past 12 months and the uptrend is expected to hold as we continue implementing our development plan for Fibrenoire inc. and 4Degrees Colocation Inc.

“In addition to being ranked the most respected telecommunications company in Québec for the 11th consecutive year, Videotron became the most influential Québec-based brand in Québec across all industries according to the latest Ipsos-Infopresse survey. This is telling evidence of the important role we play in our customers’ daily lives, a result of our unflagging efforts to offer all our customers the best possible experience and state-of-the-art technology. We are enormously proud of these high distinctions, which we owe to our employees.

“We continue developing our Club illico service. At the beginning of April 2016, NBCUniversal Television & New Media Distribution Canada and Quebecor Content signed an agreement which will give Club illico members access to some of the most popular new releases from one of the world’s largest content producers and distributors. As of the end of the first quarter of 2016, Club illico had 265,200 members, a 12-month increase of 78,400 (42.0%),” concluded Manon Brouillette.

“In our Media segment, revenues from the film production and audiovisual services of Mels Studios and Postproduction G.P. rose 52%, generating a $2.1 million improvement in adjusted operating income,” observed Julie Tremblay, President and CEO of Media Group. “Our broadcasting operations were also highly successful. For example, in season 4 of La Voix, the weekly gala drew an average audience of 2.6 million viewers according to Numeris and an average market share of 58%. Traffic on the lavoix.ca site increased considerably and the number of viewings grew by 54%. The show logged 1.8 million downloads on illico Digital TV. All these numbers confirm the effectiveness of Quebecor Media’s cross-platform convergence strategy.

“According to Vividata survey data for the full year of 2015, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with more than 4.0 million readers per week across all platforms,” continued Julie Tremblay. “TVA Group Inc. strengthened its leading position in the Canadian magazine industry with 9.0 million readers per issue on all platforms for all of its magazines combined. In April 2016, we released the Molto app, a digital newsstand which lets users read all our magazines on their tablet or smartphone. Our Goji talent collective, launched in September 2015 to provide a springboard for the best YouTube content creators and support their brand development efforts, attracted attention when Noémie Lacerte won the Numix award for YouTuber of the Year on May 6, 2016.”

In the Sports and Entertainment segment, Event Management Gestev Inc. (“Gestev”) announced the creation of Gestev Spectacles, which leverages Gestev’s 25 years of experience in event organization and powerful brand to establish itself as a major player in showbiz and entertainment. All shows and events produced by Quebecor will now bear the Gestev logo. After only eight months of operation, more than a million guests have already attended sporting events and performances at the Videotron Centre.

As announced in the first quarter of 2015, the Board of Directors of Quebecor will henceforth review its dividend payment policy annually. In view of the Corporation’s financial profile, which remains healthy, and its capacity to generate cash flows, the Board has approved another increase in the quarterly dividend on Class A and Class B shares, from $0.035 to $0.045. “We remain very upbeat about the Corporation’s ability to generate growing cash flows,” stated Jean-François Pruneau, Senior Vice President and CFO of Quebecor. “Thanks to sound balance sheet management, we are in a position to increase distributions to our shareholders.”

“Quebecor recorded solid consolidated financial results again in the first quarter of 2016,” Pierre Dion concluded. “The Corporation remains well positioned to achieve its profitability, business development and shareholder value-maximization objectives.”

Table 1

Quebecor first quarter financial highlights, 2012 to 2016

(in millions of Canadian dollars, except per share data)

	2016	2015	2014	2013[1]	2012[1]
Revenues	$975.4	$929.0	$876.1	$855.0	$848.1
Adjusted operating income	354.7	339.2	335.0	312.6	304.2
Income (loss) from continuing operating activities attributable to shareholders	69.9	31.5	38.6	(3.9)	69.4
Net income (loss) attributable to shareholders	69.9	29.4	39.1	(6.5)	71.4
Adjusted income from continuing operating activities	67.7	41.4	45.1	33.0	35.5
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	0.57	0.26	0.32	(0.03)	0.55
Net income (loss) attributable to shareholders	0.57	0.24	0.32	(0.05)	0.56
Adjusted income from continuing operating activities	0.55	0.34	0.37	0.27	0.28

[1]	The financial figures for 2012 to 2013 have been restated to reflect changes in accounting policy for the accounting of convertible debentures.

New segment structure

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

Discontinued operations

On September 27, 2015, Quebecor Media closed the sale of Archambault Group Inc.’s retail business, including the 14 Archambault stores, the archambault.ca portal and the English-language Paragraphe Bookstore, to Groupe Renaud-Bray inc. for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, and a $3.0 million balance received in the first quarter of 2016. On April 13, 2015, Quebecor Media closed the sale of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. A $1.3 million working capital adjustment was also paid. On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English language news and opinion specialty channel SUN News. The operating results and cash flows related to all of those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

2016/2015 first quarter comparison

Revenues: $975.4 million, a $46.4 million (5.0%) increase.

•	Revenues increased in Telecommunications ($38.2 million or 5.2% of segment revenues), Media ($6.0 million or 2.8%) and Sports and Entertainment ($5.5 million or 114.6%).

Adjusted operating income: $354.7 million, a $15.5 million (4.6%) increase.

•	Adjusted operating income increased in Telecommunications ($15.1 million or 4.4% of segment adjusted operating income) and there was a favourable variance in the Media segment ($3.4 million or 55.7%).

•	Unfavourable variance in Sports and Entertainment ($0.9 million) and at Head Office ($2.1 million). The change at Head Office was due primarily to the unfavourable variance in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $1.2 million unfavourable variance in the stock-based compensation charge in the first quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $1.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2016.

Net income attributable to shareholders: $69.9 million ($0.57 per basic share) in the first quarter of 2016, compared with $29.4 million ($0.24 per basic share) in the same period of 2015, an increase of $40.5 million ($0.33 per basic share).

•	The favourable variance was essentially due to:

•	$19.8 million decrease in the depreciation and amortization charge;

•	$15.5 million increase in adjusted operating income;

•	$11.7 million favourable variance in gains and losses on valuation and translation of financial instruments, including a $15.4 million gain without any tax consequences;

•	$7.0 million decrease in financial expenses;

•	$4.3 million favourable variance in the loss related to discontinued operations.

Partially offset by:

•	$6.8 million unfavourable variance in non-controlling interest;

•	$3.5 million increase in the charge for restructuring of operations and other items;

•	$1.7 million unfavourable variance related to a gain on debt refinancing recorded in first quarter of 2015.

Adjusted income from continuing operating activities: $67.7 million ($0.55 per basic share) in the first quarter of 2016, compared with $41.4 million ($0.34 per basic share) in the same period of 2015, an increase of $26.3 million ($0.21 per basic share).

Dividend

On May 11, 2016, the Board of Directors of Quebecor declared a quarterly dividend of $0.045 per share on its Class A Shares and Class B Shares, payable on June 21, 2016 to shareholders of record at the close of business on May 27, 2016. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 29, 2015, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2015. The purchases can be made from August 13, 2015 to August 12, 2016, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of that Exchange. All shares purchased under the bid will be cancelled.

During the first quarter of 2016, the Corporation purchased and cancelled 39,600 Class B shares for a total cash consideration of $1.3 million. The $1.2 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2016 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2016 results on May 12, 2016, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 90393#. A tape recording of the call will be available from May 12 to August 12, 2016 by dialling 1 877 293-8133, conference number 1197769, access code for participants 90393#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2015.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 12, 2016, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs close to 11,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations and other items, gain on debt refinancing, income tax, and the loss on discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Adjusted operating (loss) income:
Telecommunications	$358.7	$343.6
Media	(2.7)	(6.1)
Sports and Entertainment	(0.8)	0.1
Head Office	(0.5)	1.6

	354.7	339.2
Depreciation and amortization	(161.7)	(181.5)
Financial expenses	(80.8)	(87.8)
Gain (loss) on valuation and translation of financial instruments	6.6	(5.1)
Restructuring of operations and other items	(7.9)	(4.4)
Gain on debt refinancing	—	1.7
Income taxes	(27.7)	(21.9)
Loss from discontinued operations	—	(4.3)

Net income	$83.2	$35.9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations and other items, gain on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the loss on discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2016	2015
Adjusted income from continuing operating activities	$67.7	$41.4
Gain (loss) on valuation and translation of financial instruments	6.6	(5.1)
Restructuring of operations and other items	(7.9)	(4.4)
Gain on debt refinancing	—	1.7
Income taxes related to adjustments[1]	2.1	(2.9)
Net income attributable to non-controlling interest related to adjustments	1.4	0.8
Discontinued operations	—	(2.1)

Net income attributable to shareholders	$69.9	$29.4

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Key performance indicator

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony services and Club illico per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended March 31
	2016	2015
Revenues	$975.4	$929.0
Employee costs	185.0	181.5
Purchase of goods and services	435.7	408.3
Depreciation and amortization	161.7	181.5
Financial expenses	80.8	87.8
(Gain) loss on valuation and translation of financial instruments	(6.6)	5.1
Restructuring of operations and other items	7.9	4.4
Gain on debt refinancing	—	(1.7)

Income before income taxes	110.9	62.1
Income taxes (recovery):
Current	38.2	36.3
Deferred	(10.5)	(14.4)

	27.7	21.9

Income from continuing operations	83.2	40.2
Loss from discontinued operations	—	(4.3)

Net income	$83.2	$35.9

Income from continuing operations attributable to
Shareholders	$69.9	$31.5
Non-controlling interests	13.3	8.7

Net income attributable to
Shareholders	$69.9	$29.4
Non-controlling interests	13.3	6.5

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.57	$0.26
From discontinued operations	—	(0.02)
Net income	0.57	0.24
Diluted:
From continuing operations	0.46	0.26
From discontinued operations	—	(0.02)
Net income	0.46	0.24

Weighted average number of shares outstanding (in millions)	122.5	122.9
Weighted average number of diluted shares (in millions)	143.6	123.2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2016	2015
Income from continuing operations	$83.2	$40.2

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments	10.1	7.3
Deferred income taxes	15.3	(22.4)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(78.0)	—
Deferred income taxes	21.0	—
Reclassification to income:
Gain related to cash flow hedges	—	(1.8)
Deferred income taxes	—	0.4

	(31.6)	(16.5)

Comprehensive income from continuing operations	51.6	23.7
Loss from discontinued operations	—	(4.3)

Comprehensive income	$51.6	$19.4

Comprehensive income from continuing operations attributable to
Shareholders	$47.1	$19.2
Non-controlling interests	4.5	4.5

Comprehensive income attributable to
Shareholders	$47.1	$17.2
Non-controlling interests	4.5	2.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)
	Three months ended March 31, 2016
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$772.5	$221.1	$10.3	$(28.5)	$975.4

Employee costs	99.1	69.7	4.4	11.8	185.0
Purchase of goods and services	314.7	154.1	6.7	(39.8)	435.7

Adjusted operating income[1]	358.7	(2.7)	(0.8)	(0.5)	354.7

Depreciation and amortization					161.7
Financial expenses					80.8
Gain on valuation and translation of financial instruments					(6.6)
Restructuring of operations and other items					7.9

Income before income taxes					$110.9

Additions to property, plant and equipment	$159.6	$13.7	$0.6	$0.3	$174.2
Additions to intangible assets	38.6	1.8	0.3	0.8	41.5

	Three months ended March 31, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$734.3	$215.1	$4.8	$(25.2)	$929.0

Employee costs	92.9	77.3	2.1	9.2	181.5
Purchase of goods and services	297.8	143.9	2.6	(36.0)	408.3

Adjusted operating income[1]	343.6	(6.1)	0.1	1.6	339.2

Depreciation and amortization					181.5
Financial expenses					87.8
Loss on valuation and translation of financial instruments					5.1
Restructuring of operations and other items					4.4
Gain on debt refinancing					(1.7)

Income before income taxes					$62.1

Additions to property, plant and equipment	$161.6	$7.1	$1.1	$—	$169.8
Additions to intangible assets	24.9	1.7	0.1	0.6	27.3

[1]	The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, gain on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss
Balance as of December 31, 2014	$327.2	$2.3	$238.9	$(64.4)	$559.3	$1,063.3
Net income	—	—	29.4	—	6.5	35.9
Other comprehensive loss	—	—	—	(12.2)	(4.3)	(16.5)
Dividends	—	—	(3.1)	—	(6.2)	(9.3)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests acquisition	—	—	14.1	—	(14.1)	—

Balance as of March 31, 2015	327.2	2.3	279.3	(76.6)	553.3	1,085.5
Net income	—	—	122.4	—	21.8	144.2
Other comprehensive loss	—	—	—	(27.3)	(8.8)	(36.1)
Dividends or distributions	—	—	(12.9)	—	(17.2)	(30.1)
Repurchase of Class B Shares	(1.6)	—	(10.8)	—	—	(12.4)
Non-controlling interests and business acquisitions	—	—	(295.8)	(7.3)	(196.0)	(499.1)

Balance as of December 31, 2015	325.6	2.3	82.2	(111.2)	353.1	652.0
Net income	—	—	69.9	—	13.3	83.2
Other comprehensive loss	—	—	—	(22.8)	(8.8)	(31.6)
Dividends or distributions	—	—	(4.3)	—	(4.7)	(9.0)
Repurchase of Class B Shares	(0.1)	—	(1.2)	—	—	(1.3)

Balance as of March 31, 2016	$325.5	$2.3	$146.6	$(134.0)	$352.9	$693.3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2016	2015
Cash flows related to operating activities
Income from continuing operations	$83.2	$40.2
Adjustments for:
Depreciation of property, plant and equipment	139.6	147.9
Amortization of intangible assets	22.1	33.6
(Gain) loss on valuation and translation of financial instruments	(6.6)	5.1
Gain on debt refinancing	—	(1.7)
Amortization of financing costs and long-term debt discount	1.6	2.0
Deferred income taxes	(10.5)	(14.4)
Other	1.5	2.0

	230.9	214.7
Net change in non-cash balances related to operating activities	(11.4)	(68.4)

Cash flows provided by continuing operating activities	219.5	146.3

Cash flows related to investing activities
Business acquisitions	(119.3)	(35.5)
Business disposals	3.0	—
Additions to property, plant and equipment	(174.2)	(169.8)
Additions to intangible assets	(41.5)	(27.3)
Proceeds from disposals of assets	0.4	0.3
Other	—	0.2

Cash flows used in continuing investing activities	(331.6)	(232.1)

Cash flows related to financing activities
Net change in bank indebtedness	44.0	(3.9)
Net change under revolving facilities	65.9	(12.6)
Repayments of long-term debt	(2.6)	(6.5)
Settlement of hedging contracts	5.8	(0.1)
Issuance of shares of a subsidiary to non-controlling interests	—	12.1
Repurchase of Class B Shares	(1.3)	—
Dividends or distributions paid to non-controlling interests	(4.7)	(6.2)

Cash flows provided by (used in) continuing financing activities	107.1	(17.2)

Net change in cash and cash equivalents from continuing operations	(5.0)	(103.0)
Cash flows used in discontinued operations	—	(20.3)
Cash and cash equivalents at beginning of period	18.6	395.3

Cash and cash equivalents at end of period	$13.6	$272.0

Cash and cash equivalents consist of
Cash	$11.8	$166.8
Cash equivalents	1.8	105.2

	$13.6	$272.0

Interest and taxes reflected as operating activities
Cash interest payments	$42.6	$31.0
Cash income tax payments (net of refunds)	34.5	66.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2016	December 31 2015
Assets
Current assets
Cash and cash equivalents	$13.6	$18.6
Accounts receivable	460.0	494.1
Income taxes	22.0	28.6
Inventories	194.1	215.5
Prepaid expenses	73.2	46.0

	762.9	802.8
Non-current assets
Property, plant and equipment	3,474.3	3,424.9
Intangible assets	1,191.5	1,178.0
Goodwill	2,770.4	2,678.4
Derivative financial instruments	780.4	1,072.4
Deferred income taxes	34.3	29.5
Other assets	99.2	89.9

	8,350.1	8,473.1

Total assets	$9,113.0	$9,275.9

Liabilities and equity
Current liabilities
Bank indebtedness	$78.3	$34.3
Accounts payable and accrued charges	609.5	654.9
Provisions	65.9	67.1
Deferred revenue	314.0	321.5
Income taxes	2.6	9.1
Current portion of long-term debt	20.1	44.0

	1,090.4	1,130.9
Non-current liabilities
Long-term debt	5,717.2	5,812.4
Derivative financial instruments	7.9	118.7
Convertible debentures	500.0	500.0
Other liabilities	527.5	448.2
Deferred income taxes	576.7	613.7

	7,329.3	7,493.0
Equity
Capital stock	325.5	325.6
Contributed surplus	2.3	2.3
Retained earnings	146.6	82.2
Accumulated other comprehensive loss	(134.0)	(111.2)

Equity attributable to shareholders	340.4	298.9
Non-controlling interests	352.9	353.1

	693.3	652.0

Total liabilities and equity	$9,113.0	$9,275.9

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2016

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2016

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2016	2015	2016	2015
Net income per share (basic)	$0.57	$0.24	$0.57	$0.24

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.55	$0.34	$0.55	$0.34

Reconciliation of earnings per share
	1st Quarter		YTD
	2016	2015	2016	2015
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.55	$0.34	$0.55	$0.34
Other adjusments[1]:
Unusual items	(0.04)	(0.01)	(0.04)	(0.01)
Gain (loss) on valuation and translation of financial instruments	0.06	(0.07)	0.06	(0.07)
Discontinued operations	—	(0.02)	—	(0.02)

Total	0.02	(0.10)	0.02	(0.10)

Reported net income per share (basic)	$0.57	$0.24	$0.57	$0.24

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2016

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$—
Mortgage loan due in 2017		31.7

		$31.7

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Term Loan B due in 2020		450.3
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,125.4
6 5/8% Senior Notes due in 2023		500.0

		2,400.7

Videotron Ltd.
Revolving credit facility due in 2020 – Secured (availability: $615)		338.6
Revolving credit facility due in 2020 – Unsecured (availability: $350)		—
Export Financing due in 2018		26.8
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,039.0
5 3/8% Senior Notes due in 2024		779.2
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,258.6

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		72.9

		72.9

Other debt		0.4

Total Quebecor Media Inc.		$5,732.6

TOTAL LONG TERM DEBT		$5,764.3

Bank indebtedness – QI		—
Bank indebtedness – QMI		78.3
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI [1]		708.6
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(769.0)

Cash and cash equivalents :
Quebecor Inc.		2.4
Quebecor Media Inc.		11.2
Videotron Ltd.	$2.1
Other 100% owned subsidiaries	4.4
TVA Group Inc.	4.7

		$13.6

[1]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2016, subject to a floor price of $19.25 and a ceiling price of $24.0625.
[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2016

Operating Results

	2016	2015
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue Generating Units (’000) [1]	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2
Mobile Telephony Lines (’000)	795.7	768.6	742.5	702.9	662.1
Homes Passed (’000)	2,812.9	2,806.0	2,799.8	2,793.6	2,783.8
Cable Internet Subscribers (’000)	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1
Penetration of Homes Passed	56.1%	55.9%	55.7%	55.1%	55.4%
Basic Subscribers (’000)	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6
Penetration of Homes Passed	61.2%	61.9%	62.4%	62.6%	63.6%
Digital Set-Top Boxes (’000)	2,696.9	2,686.7	2,661.1	2,641.1	2,632.3
Digital Subscribers (’000)	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5
Penetration of Homes Passed	55.8%	56.0%	55.9%	55.6%	55.9%
Cable Telephony Lines (’000)	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6
Penetration of Homes Passed	46.4%	46.9%	47.5%	47.9%	48.3%
Over-the-Top Video Subscribers (’000)	265.2	257.5	228.5	192.8	186.8

	1st Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
(in millions)
Revenues
Cable Television	$260.4	$267.3	-2.6%	$260.4	$267.3	-2.6%
Internet	241.7	223.6	8.1%	241.7	223.6	8.1%
Cable Telephony	107.5	117.9	-8.8%	107.5	117.9	-8.8%
Mobile Telephony	116.4	89.4	30.2%	116.4	89.4	30.2%
Business Solutions	25.6	16.6	54.2%	25.6	16.6	54.2%
Other	19.1	17.0	12.4%	19.1	17.0	12.4%

Videotron	770.7	731.8	5.3%	770.7	731.8	5.3%

Retail and Eliminations	1.8	2.5	-28.0%	1.8	2.5	-28.0%

Total Telecommunications Revenues	$772.5	$734.3	5.2%	$772.5	$734.3	5.2%

EBITDA
Videotron	$358.1	$342.7	4.5%	$358.1	$342.7	4.5%
Retail	0.6	0.9	-33.3%	0.6	0.9	-33.3%

Total Telecommunications EBITDA	$358.7	$343.6	4.4%	$358.7	$343.6	4.4%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$58.9	$60.8		$58.9	$60.8
Scalable Infrastructure	52.5	58.0		52.5	58.0
Line Extensions	13.0	11.6		13.0	11.6
Upgrade / Rebuild	16.0	19.9		16.0	19.9
Support Capital and Other	57.8	36.2		57.8	36.2

Total Telecommunications	$198.2	$186.5	6.3%	$198.2	$186.5	6.3%

Mobile Telephony ARPU	$49.66	$46.02		$49.66	$46.02
Total ARPU	$141.37	$131.96		$141.37	$131.96
Mobile Telephony Acquisition Costs	$421	$497

[1]	Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

March 31, 2016

Operating Results

	1st Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
Lineage (’000)
Paid Urban Dailies	6,655	7,464	-10.8%	6,655	7,464	-10.8%

(in millions)
Revenues
Advertising	$25.3	$29.2	-13.4%	$25.3	$29.2	-13.4%
Circulation	10.4	10.2	2.0%	10.4	10.2	2.0%
Digital	3.1	2.7	14.8%	3.1	2.7	14.8%
Other	11.1	16.3	-31.9%	11.1	16.3	-31.9%

Newspaper Publishing Revenues	49.9	58.4	-14.6%	49.9	58.4	-14.6%

Advertising	63.8	64.6	-1.2%	63.8	64.6	-1.2%
Subscription	29.2	27.5	6.2%	29.2	27.5	6.2%
Other	13.0	11.4	14.0%	13.0	11.4	14.0%

Broadcasting Revenues	106.0	103.5	2.4%	106.0	103.5	2.4%

Other [1]	65.2	53.2	22.6%	65.2	53.2	22.6%

Total Media Revenues	$221.1	$215.1	2.8%	$221.1	$215.1	2.8%

Urban Dailies	$38.2	$41.6	-8.2%	$38.2	$41.6	-8.2%
Portals	1.2	1.1	9.1%	1.2	1.1	9.1%
Other	10.5	15.7	-33.1%	10.5	15.7	-33.1%

Newspaper Publishing Revenues	$49.9	$58.4	-14.6%	$49.9	$58.4	-14.6%

EBITDA
Newspaper Publishing	($0.1)	$3.9	n.m.	($0.1)	$3.9	n.m.
Broadcasting	(3.9)	(8.7)	n.m.	(3.9)	(8.7)	n.m.
Other	1.3	(1.3)	n.m.	1.3	(1.3)	n.m.

Total Media EBITDA	($2.7)	($6.1)	n.m.	($2.7)	($6.1)	n.m.

[1]	Includes the publishing and distribution of books and magazines, the music distribution and production, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2016

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2016

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2016, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operations, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2016 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: May 13, 2016